

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2012

<u>Via E-mail</u>
Mr. Richard Pak
Chief Executive Officer
Deal a Day Group Corp.
5150 E. Pacific Coast Highway
Suite 200
Long Beach, CA 90804

> **Re:** **Deal a Day Group Corp.**
> **Form 10-12G**
> **Filed June 14, 2012**
> **File No. 000-52323**

Dear Mr. Pak:

     We have reviewed your filing and have made the following comments and observations. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please explain why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

Item 1: Description of Business, page 4

2. Pursuant to Item 101(h)(4)(xii) of Regulation S-K, please disclose the number of persons employed by DADG. In this regard, you mention your desire to hire additional employees in the future but without knowing how many you currently have, the cost of hiring additional personnel is difficult to appreciate.

3. On page 5, you discuss the creation and development of proprietary software. In an appropriate place in your registration statement, please provide more information as to the developer(s) of such software, and, pursuant to Item 101(h)(4)(vii) of Regulation S-K, disclose whether any labor contracts exist with such developer(s). Please also furnish information regarding patents, trademarks, and/or licenses for your proprietary software.

4. On page F-6, in Note 2 to your consolidated financial statements, you discuss the accounting method used to expense research and development. In accordance with Item 101(h)(4)(x) of Regulation S-K, please disclose research and development costs as applicable in your Description of Business section.

5. Pursuant to Item 101(h)(5)(ii) of Regulation S-K, please identify the reports and other information that you file with the SEC, and provide the information about how to access this information.

Corporate History, page 4

6. We refer you to the first paragraph in this section, where you mention that, in connection with the merger with QMotions, Inc., that "Amro Albanna ('Mr. Albanna') approximately 42.1% of the Company's total issued and outstanding common stock." This sentence is unclear. Please add a verb to indicate whether Mr. Albanna received stock, previously owned the stock, etc.

Business Model, page 4

7. On page 4, and thereafter throughout Item 1 of your filing, you identify engagement with local merchants as a core principle of your business model. Please identify how you will decide which merchants to target.

Products and Services, page 5

8. Here or in an appropriate place in your registration statement, please discuss whether you have already engaged with any merchants to create any customized deals. If not, explain when and how such process will begin.

Plan of Operations, page 5

9. We direct you to the first sentence of the first paragraph in this section, where you state that the "Ride the Deal" assets were acquired "shortly thereafter," yet you do not mention any event to place this statement in context. Please specify what event the assets were acquired after. In doing so, please clarify whether such assets were part of or separate from the assets acquired from RMC, which you discuss on the previous page.

Marketing Strategy, page 8

10. On page 8, you discuss engaging local charities. Please describe how you target specific charities. Indicate what portion of proceeds you retain and what portion you donate to the charities when you work with such groups.

Item 1A: Risk Factors, page 9

11. At the beginning of this section, on page 9, you include a "Forward-Looking Statements" disclaimer, which is also included on page 3. Please eliminate this paragraph from page 9.

12. According to information in the "Corporate History" section on page 4, you have only been operating in your current line of business since late 2011, and on page 5 you state that your website went live in December of 2011. Pursuant to Item 503(c)(1) of Regulation S-K, please add your company's newness and lack of operating history as a risk.

13. Your Consolidated Statement of Operations on page F-3 shows that DADG is operating at a loss. In accordance with Item 503(c)(2) of Regulation S-K, please cite your lack of profitable operations as a risk.

14. We note that on page 15, you mention that your auditors have issued a going concern as to the continuation of your business. Please reference this going concern as a risk.

Risks Related to Our Business, page 9

15. On page 10, under the heading "We rely on third parties to support our website…" you state that you outsource your database and server infrastructure to a company specializing in such services. Please revise your disclosure under "Phase 1-Company Structure, Software and Technology" on page 5 to clearly illustrate your reliance on third parties, rather than simply stressing your proprietary software and in-house technology team.

16. On page 10 under the heading "Our business is highly competitive which presents an ongoing threat…" you state that daily-deal website market has "no significant barriers to entry." Meanwhile, in the second paragraph on page 9, when discussing competition, you state that "barriers into this industry are deceptive and much more complex than

simply a software package and email list." Please revise these assertions to the point of consistency.

17. On page 10, under the heading "Our business is highly competitive which presents an ongoing threat… " you highlight many other forms of competition, aside from other daily deal websites like Groupon and LivingSocial, such as general e-commerce, large internet businesses like Facebook and Google, and traditional offline coupon providers like newspapers and magazines. Under the headline "Competition" on page 8, you only discuss Groupon, LivingSocial, and other potential daily deal companies entering the market. Please update the "Competition" section to reflect the additional sources of possible competition.

Risks Relating to the Common Stock, page 12

18. Where you discuss "The market price of [y]our common stock is volatile…," please clearly indicate that your stock is quoted on the pink sheets market, and has been classified as a security with limited information. Your reference to the OTC Markets is vague, considering there are various marketplaces available at OTC Markets. This comment also applies to your disclosure on page 23.

Item 2. Financial Information, page 14

Management's Discussion and Analysis, page 14

19. Please revise your discussion of results of operations to provide more insight to your investors regarding the factors causing the increases or decreases in the components of your net income. In this regard, your existing discussion merely recites information that could be derived from the financial statements.

20. You state on page 14 that your plan of operations over the next 12 months is to increase your employees and to establish an internet presence. Please elaborate upon these plans to quantify the associated costs and sources of such costs. Considering you state elsewhere that your web-site is operational, explain what it means to "establish an internet presence."

21. In the first paragraph, you state that you have generated "minimal" revenues. Meanwhile, two lines below you state that you have had "no sales or revenue as of the date of this report," and your financial statements indicate that you have not generated any revenues. Please revise or advise.

Liquidity and Capital Resources, page 15

22. You indicate here that your revenues are not sufficient to meet your operating and capital expenses and that you project that you will require additional funding to maintain your current operations. Additionally, we note that your auditors' report contains a going

concern modification. We note that you have disclosed this fact and the facts and circumstances that led to its issuance. In accordance with FRC 607.02, your discussion of liquidity within Management's Discussion and Analysis should disclose management's viable plans to overcome this uncertainty. Your discussion of management's plans should include a detailed description of the expected sources and demands for cash over the 12 months following the most recent balance sheet date presented in your filing, if any.   If no sources of cash inflow are viable, please indicate how you anticipate remaining a going concern. Please revise.

23. Please revise your narrative analysis of cash flows to analyze the underlying reasons for changes in your cash flows and to better explain the variability in your cash flows, rather than merely reciting the information seen on the face of your cash flow statement. Refer to Section IV of our Release 33-8350.

24. We note your disclosure on page 28 that on October 1, 2011, the company entered into a Credit Line Agreement with Eastlake Finance Corp by which the company may borrow up to $500,000. Tell us whether you believe the remaining portion of the agreement represents a source of short or long term liquidity. If so, please disclose the possible liquidity effects of this credit agreement. In this regard, we are unclear whether any amounts had been advanced as of March 31, 2012 and if so, whether they are reflected as debt or equity in the financial statements. Your disclosure on page 28 is not clear as to what "securities" were issued and whether they were debt or equity. Please clarify your disclosures on page 28 and the f/s to the extent applicable.

Item 4: Security Ownership of Certain Beneficial Owners and Management, page 18

25. In accordance with Item 403(b) of Regulation S-K, please provide a calculation of shares beneficially owned by all directors and executive officers as a group. You indicate on page 18 that the table provides this information, but it does not do so.

26. On page 22, you discuss your agreement with your creditor Alma Bailante, which led to Alma receiving a total of 16,666,929 shares of your common stock. You must list all 5% or greater owners in your beneficial ownership table. As applicable as of the date of your filing, please add Alma to the table.

Item 5: Directors and Executive Officers, page 18

27. On page 19, under "Business Experience," you state that Richard Pak was the founder and President of Rich Media Corp, the company from which you purchased a large amount of assets in November of 2011. Pursuant to Item 401(e)(1), please disclose that Rich Media Corp. is an affiliate of DADG.

Promoters and Control Persons, page 20

28. Please revise to provide the disclosure with respect to Item 401(g)(1) of Regulation S–K to provide disclosure regarding Mr. Pak's role as a promoter, as applicable.

Item 6: Executive Compensation, page 21

Summary Compensation Table, page 21

29. Please insert a footnote designation after Amro Albanna's name in the table. Currently, you have furnished information as to his resignation in a footnote, but nothing in the table references such footnote.

Narrative Disclosure to Summary Compensation Table, page 21

30. We note your disclosure that on November 4, 2011 the company re-priced certain stock options that were granted pursuant to the company's 2009 Employee Stock Option Plan and the company also decided to reset all of the expiration dates to July 31, 2016. We note no disclosure of stock options or their re-pricing in your financial statements. Please explain to us the impact this re-pricing and change in expiration dates had on the valuation of your stock options and whether you recorded any additional stock compensation expense. Please also disclose these stock options in the Notes to your financial statements as required by ASC 718-10-50.

31. On page 21, you state that "certain" employee stock options were re-priced through your 1-2 reverse stock split. Additionally, your table on page 22 lists two different expiration dates for executive option awards. Please identify the number of options involved and explain why certain options but not others were repriced, so as to clarify how employee compensation was impacted by this split.

32. In accordance with Instruction 2 to Item 402(p)(2) of Regulation S-K, please state the vesting dates of options held by your executive officers in a footnote to the table.

33. We note that on page F-19, you disclose your issuance of options for 1,500,000 shares of your stock to Rich Media Corp., of which your president, Mr. Pak, is also the president. As applicable pursuant to Item 402(d) of Regulation S-K and the terms of exercise, please add these options to your Outstanding Equity Awards compensation table on page 22.

Item 7: Certain Relationships and Related Transactions and Director Independence, page 22

Transactions with Related Persons, page 22

34. In the second paragraph of this section, you disclose that your creditor Alma Bailante agreed to discharge $1.2 million of debt in exchange for a new note in the amount of

$945,962, 4,666,929 shares of common stock held by Mr. Albanna, and 12,000,000 new shares of common stock. On page 28, you only mention the note and the 12,000,000 shares, and never disclose the shares given to Alma Bailante from Mr. Albanna's trust. Please revise this discrepancy and clarify the details of this transaction.

35. In accordance with Item 404(a)(1) of Regulation S-K, please mention the basis on which Mr. Albanna is a related person in your description of the Settlement Agreement and General Mutual Release with Alma Bailante Real Estate Inc.

36. Please revise your disclosure of the Settlement Agreement and General Mutual Release with Alma Bailante Real Estate Inc. in accordance with Item 404(a)(5) of Regulation S-K. Disclosure of the $945,962 promissory note issued to the creditor must include the amount of principal outstanding and the amounts of interest and principal paid during the period.

37. On page 22, you mention that, pursuant to your November 4, 2011 Asset Acquisition Agreement, you issued 1,500,000 restricted shares of your common stock to Rich Media Corp. On page F-19, you disclose that you issued restricted stock purchase rights for 1,500,000 shares at $0.10 per share to Rich Media. Please revise or advise on this discrepancy.

Item 8: Legal Proceedings, page 23

38. In the first paragraph of this section, you mention that you entered into a settlement agreement, under which your former subsidiary Aptus Games, Inc. agreed to pay certain installments. However, you do not mention to whom these installments were to be paid until the following paragraph. Please state the party—VFX Direct LLC—that was party to the settlement agreement earlier.

Item 10: Recent Sales of Unregistered Securities, page 25

39. On page F-18, in Note 5 to your consolidated financial statements, you discuss your October 31, 2010 issuance of 14,493,441 shares to retire $875,888 of notes payable. However, on page 27, you only discuss two transactions on that date: one issuing 180,000 shares to Orange Capital Corp. and another issuing 185,497 to Amro Albanna. Please advise or revise your disclosure to eliminate this discrepancy.

40. On page F-19, in Note 5 to your consolidated financial statements, you state that you issued 1.5 million shares to Rich Media Corp. on November 4, 2011, in tandem with your Asset Acquisition Agreement. However, on page 28, you state that you issued these shares on February 1, 2012. Please advise or revise to eliminate this discrepancy.

41. On page 25 and page 26, you list agreements entered into with multiple creditors (V2 Solutions, Inc., David Itamar, Israel Basson, Orange Capital Corp., Talal Yassin, Steve Bajic, Ellenoff, Grossman, and Schole LLP, Stephen Abbott, Camden Investments, LLC,

Jason Dickman, Grobstein, Horwath, and Company LLP, and the Law Office of Collins and Lamore), under which these creditors agreed to release all outstanding claims in exchange for promissory notes and/or securities. In accordance with Item 701(c) of Regulation S-K, please state the aggregate amount of debt released by each party.

42. In order to ease an investor's understanding of prior sales of stock, please disclose the per share price for each of the offerings disclosed.

43. On page 27, you state that on October 25, 2010 you entered a Conversion and Release Agreement with Alma Bailante Real Estate Inc. "converting part of the debt into 1,232,877 post-split restricted shares." In accordance with Item 701(c), please quantify the amount of debt released in exchange for these shares.

44. On page 25, you state that on October 31, 2010, you entered into a Conversion and Release Agreement with Amro Albanna, under which all outstanding debt owed to Mr. Albanna was released in exchange for 1,895,654 shares. On page 27, you reference this same transaction again, stating that Mr. Albanna received 185,497 shares. Please revise this discrepancy.

45. On page 28, in discussing your settlement agreement with Alma Bailante Real Estate Inc., you mention converting a portion of debt owed to Alma into 12 million shares. However, on page 22, you state that Alma additionally received 4,666,929 shares of stock owned by Amro Albanna. Please revise these sections to make your registration statement consistent.

46. On page 28, in accordance with Item 701(a) of Regulation S-K, please provide the amount and type of securities issued to Eastlake Finance Corp. pursuant to the Credit Line Agreement.

47. On page 23, under the "Legal Proceedings" section, you disclose a Settlement Agreement between plaintiff VFX Director LLC and your former subsidiary Aptus Games, Inc., under which you agreed to deliver 75,000 shares of common stock to affiliates of the plaintiff. Please include this information under Item 10, in accordance with Item 701 of Regulation S-K.

48. On page 28, you mention that, pursuant to your November 4, 2011 Asset Acquisition Agreement, you issued 1,500,000 restricted shares of your common stock to Rich Media Corp. On page F-19, you disclose that you issued restricted stock purchase rights for 1,500,000 shares at $0.10 per share to Rich Media. Please revise or advise on this discrepancy.

Item 15: Financial Statements and Supplementary Data, page 30

49. In accordance with item 601(b)(4) of Regulation S-K, please confirm that you have filed all exhibits disclosing any and all instruments defining the rights of security holders, including indentures.

50. You mention the Albanna Trust on page 22 and in the notes to your financial statements on pages F-8 and F-18. As such, in accordance with Item 601(b)(9) of Regulation S-K, please furnish the voting trust agreement with Albanna.

51. On page 22, you discuss your Settlement Agreement and General Mutual Release with your creditor Alma Bailante Real Estate Inc., under which Alma discharged $1.2 million in debt for a combination of a new note and shares of your stock. Please file this Release as an exhibit, pursuant to Item 601(b)(1)(i) of Regulation S-K.

Financial Statements, page F-1

52. Please apply all comments on your financial statements as of and for the years ended December 31, 2011 and 2010, to the extent they are applicable, to these interim financial statements.

Consolidated Balance Sheets, page F-2

53. Please update your balance sheet disclosure of your authorized, issued and outstanding shares to reflect the appropriate amounts as of March 31, 2012 and December 31, 2011. It appears your existing share amounts are incorrect.

Consolidated Statement of Cash Flows, page F-5

54. We note that the Net loss in your statement of cash flows for the period from January 1, 2009 to March 31, 2012 does not agree to you statement of operations. Please revise or explain this discrepancy to us in more detail.

55. We note that you disclose a cash flow from financing activities during the three months ended March 31, 2011 of $91,562 entitled "Proceeds from Private Placement." Please tell us the terms of this placement and revise your filing to disclose this private placement to your investors to the extent material.

Financial Statements December 31, 2011, page F-10

56. Please disclose in the notes to your financial statements whether your statements reflect amounts of shares before or after your 1-for-2 reverse stock split on November 3, 2011.

Report of Independent Registered Public Accounting Firm, page F-11

57. Please obtain and file a revised audit report and consent that include a parenthetical reference following each mention of Deal a Day Group Corp that reads "A development stage company."

Consolidated Balance sheets, Page F-12

58. We note your disclosure on page 4 that on November 4, 2011 you acquired certain assets related to online marketing and media websites and social media accounts operating in the internet sales and marketing industries for a cash payment of $250,000 and 1.5 million restricted shares of your common stock. Please tell us in more detail what assets were acquired and how you accounted for this acquisition. Please also explain to us how you financed the $250,000 payment.

59. We note your line item entitled Net liabilities in excess of assets of discontinued operations. Please tell us if you have classified the net of the assets and liabilities of your discontinued operations in this line item. If so, please revise to present assets and liabilities held for sale separately in the asset and liability sections. Refer to ASC 205-20-45-10.

60. From your disclosures on pages 25 to 28 under Item 10 Recent Sales of Unregistered Securities, it appears that you have outstanding warrants. Please tell us all of the outstanding warrants that you currently have and how you have accounted for their issuance and why there is no disclosure of their existence. We may have further substantive comment.

61. Please revise your financial statements to present non-controlling interest in subsidiaries within equity, separately from the parent's equity. Refer to ASC 810-10-45-16.

Consolidated Statements of Operations, page F-3

62. We note that you have used January 1, 2009 as the inception date of the development stage. Please tell us how you determined this to be the appropriate inception date.

Consolidated Statement of Stockholders' Deficit, page F-4

63. Please revise your Statement of Stockholders' deficit to ensure that the format and information disclosed fully complies with ASC 915-215-45-1.

64. We note your disclosure that on November 3, 2011 you completed a 1-for-2 reverse stock split. Please revise all periods prior to this stock split and your calculation of the weighted average number of shares outstanding to give retroactive effect to this reverse stock split for all periods presented. Refer to SAB Topic 4:C.

Consolidated Statements of Cash Flows, page F-15

65. We note that you disclose cash flows from financing activities during the year ended December 31, 2010 of $301,394 entitled "Proceeds from Private Placement." Please tell us the terms of the placement and revise your filing to disclose the material terms to your investors. In Note 8 on page F-19, you indicate you have only discussed Private Placements in the amount of $25,000.

Note 2. Summary of Significant Accounting Principles, page F-16

Discontinued Operations, page F-16

66. We note your disclosure on page 23 in Item 8. Legal Proceedings of a legal proceeding in which your former subsidiary, Aptus Games, Inc. agreed to pay $12,000 and deliver 75,000 restricted shares of stock. We additionally note your disclosure of a complaint filed by VFX Direct LLC against Aptus Games, Inc. on June 7, 2011. We finally note your disclosure in this section that Aptus Games, Inc. was sold on October 21, 2011. Please tell us whether you remain liable for the obligations and stock due under the first legal proceeding and whether you remain a party to the second legal proceeding. Please also tell us how you considered disclosing this loss contingency in your financial statements.

Revenue Recognition, page F-16

67. Although you have not yet recognized any revenue, please tell us and clarify for your investors whether you intend to recognize revenue for the net amount retained by you as an agent for the merchant or whether you plan some gross presentation of revenue. Please also clarify the timing of when you will recognize the revenue, such as when the deal is purchased, when a minimum of deals are purchased, when the deal is redeemed, or some other point in time.

Research and Development, page F-16

68. We note your disclosure on page 5 that Version 1.0 of your software platform and website went live in beta testing in December 2011. Please explain to us in more detail your accounting policy for accounting for software and website development costs. Please tell us whether you consider your software to be internal-use software or software to be sold, leased or marketed.

Going Concern, page F-17

69. We note your disclosure that your financial statements have been prepared assuming the company will continue to operate as a going concern. We additionally note that your auditor's have expressed substantial doubt about your ability to continue as a going concern. Please revise your disclosure to include appropriate and prominent disclosure of

the financial difficulties giving rise to that uncertainty as well as your viable plans to continue as a going concern.

Note 4. Net Liabilities in Excess of Discontinued Operations, page F-18

70. Please revise your disclosures regarding your discontinued operations to comply with ASC 205-20-50-1 and 2.

Note 5. Notes Payable, page F-18

71. Please tell us how the narrative descriptions of the transactions affecting your notes payable relate to the detailed listing of your notes payable on page F-19. In this regard, you may want to consider a more detailed description of the notes contained in the table on page F-19.

72. We note your disclosure that total consideration to RMC will be $400,000 and restricted stock purchase rights to 1.5 million shares for $0.10 per share. It appears from your disclosures in other places in your document, see page 4 and the agreement included as Exhibit 10.1, that you acquired these assets for $250,000 in cash and 1.5 million shares of stock. Please explain this apparent discrepancy to us or revise your disclosures.

Note 6. Non-Controlling Interest in Subsidiaries, page F-19

73. We note your disclosure that on November 4, 2011 you exchanged your interest in two companies for 10 million shares of Innovation Economy Corp., which represent a 12.24% ownership interest in IEC. Please tell us how you have accounted for the exchange and the related basis of the shares.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert any staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Elizabeth Sellars, Staff Accountant, at 202-551-3348 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director